UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            ORDERPRO LOGISTICS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   68574P 10 7
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

CUSIP No. 68574P 10 7               SCHEDULE 13G              Page 2 of 11 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mercator Momentum Fund, L.P.
      EIN:03-0021366
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             14,136,544
    OWNED BY         -----------------------------------------------------------
      EACH           7     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                0
      WITH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           14,136,544
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,136,544
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP No. 68574P 10 7               SCHEDULE 13G              Page 3 of 11 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mercator Momentum Fund III, L.P.
      EIN:32-0056070
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             14,136,544
    OWNED BY         -----------------------------------------------------------
      EACH           7     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                0
      WITH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           14,136,544
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,136,544
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP No. 68574P 10 7               SCHEDULE 13G              Page 4 of 11 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M.A.G. Capital, LLC
      EIN: 300021359
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                     6     SHARED VOTING POWER

    NUMBER OF              14,136,544, some of which are held by Mercator
     SHARES                Momentum Fund and Mercator Momentum Fund III
  BENEFICIALLY             (together, the "Funds") and some of which are owned
    OWNED BY               by M.A.G. Capital, LLC ("MAG"). MAG is the general
      EACH                 partner of the Funds.
   REPORTING         -----------------------------------------------------------
     PERSON          7     SOLE DISPOSITIVE POWER
      WITH
                           0
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           14,136,544, some of which are held by the Funds and some by MAG.
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,136,544
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

CUSIP No. 68574P 10 7               SCHEDULE 13G              Page 5 of 11 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David F. Firestone
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             14,136,544, all of which are held by the Funds and
    OWNED BY               MAG. David F. Firestone is Managing Member of MAG.
      EACH           -----------------------------------------------------------
   REPORTING         7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                 0
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           14,136,544, all of which are held by the Funds and MAG. David F. Firestone is Managing Member of MAG.
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,136,544
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 68574P 10 7               SCHEDULE 13G              Page 6 of 11 Pages

Item 1. Issuer.

      (a) The name of the issuer is OrderPro Logistics, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 7400 North Oracle Road, Suite 162, Tucson, AZ 85704.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. The Funds, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").

      (e) The CUSIP number is 68574P 10 7.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

CUSIP No. 68574P 10 7               SCHEDULE 13G              Page 7 of 11 Pages

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      Each of the Funds and MAG own warrants to purchase shares of Common Stock. Momentum Fund and Momentum Fund III own 3,500 shares and 7,500 shares, respectively of the Series A Preferred Stock ("Series A Shares") issued by the Issuer which are convertible into Common Stock. Each Series A Share is convertible into the number of shares of Common Stock equal to $100 divided by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the Market Price (as defined below), rounded to the nearest penny; provided; however; that in no event may the Conversion Price be less than $0.01 per share (the "Floor Price") or exceed $0.04 per share (the "Ceiling Price"). The Floor Price and the Ceiling Price shall be adjusted for stock splits and similar events.

      The "Market Price" is defined as the average of the lowest three inter-day trading prices of the Common Stock (which need not occur on consecutive trading days) during the 20 trading days immediately preceding the conversion date (which may include trading days prior to the original issue date), provided, that such 20 trading day period shall be extended by the number of trading days during such period on which (i) trading in the Common Stock is suspended by, or not traded on, the Nasdaq Small Cap Market or a subsequent market on which the Common Stock is then listed, or (ii) after the date of Registration Statement for the underlying shares of Common Stock is declared effective by the SEC, the prospectus included in the Registration Statement for the underlying shares may not be used by the holder for resale of underlying shares of Common Stock, is suspended by, or not traded on, the Nasdaq Small Cap Market or a subsequent market on which the Common Stock is then listed, or (iii) after the date the Registration Statement for the underlying shares of Common Stock is declared effective by the SEC, the prospectus included in the Registration Statement for the underlying shares may not be used by the holder for the resale of underlying shares of Common Stock because the Issuer is not current in its periodic reports under the Securities Exchange Act of 1934, or (iv) the Issuer is in a "blackout" period.

      The Certificate of Determination which establishes the terms of the Series A Shares and the agreements governing the terms of the warrants contain provisions prohibiting any conversion of the Series A Shares or exercise of the warrants that would result in the Reporting Persons and their affiliates owning beneficially more than 9.99% of the outstanding Common Stock as determined under
Section 13(d) of the Securities Exchange Act of 1934. The reporting

CUSIP No. 68574P 10 7               SCHEDULE 13G              Page 8 of 11 Pages

persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      Assuming that the Issuer had 127,370,410 shares of its Common Stock outstanding as of December 31, 2004, which is the number reported by the Issuer as outstanding as of January 17, 2005 in its Amendment No. 1 to Form 10-QSB/A for the quarter ended September 30, 2004, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock on December 31, 2004, which represented the following percentages of the Common Stock outstanding:

         Mercator Momentum Fund, L.P.            14,136,544       9.99%
         Mercator Momentum Fund III, L.P.        14,136,544       9.99%
         Mercator Advisory Group, LLC            14,136,544       9.99%
         David F. Firestone                      14,136,544       9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $0.01 with respect to the Series A Shares

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

CUSIP No. 68574P 10 7               SCHEDULE 13G              Page 9 of 11 Pages

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005                  MERCATOR MOMENTUM FUND, L.P.

                                          By: M.A.G. CAPITAL, LLC,
                                          its general partner

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated: February 14, 2005                  MERCATOR MOMENTUM FUND III, L.P.

                                          By: M.A.G. CAPITAL, LLC,
                                          its general partner

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated: February 14, 2005                  M.A.G. CAPITAL, LLC

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager
Dated: February 14, 2005
                                             /s/ David F. Firestone
                                          --------------------------------------
                                                 David F. Firestone

CUSIP No. 68574P 10 7               SCHEDULE 13G             Page 10 of 11 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

CUSIP No. 68574P 10 7               SCHEDULE 13G             Page 11 of 11 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated August 19, 2004, containing the information required by Schedule 13G, for shares of the common stock of OrderPro Logistics, Inc. beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  February 14, 2005

MERCATOR MOMENTUM FUND, L.P.


By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


 /s/ David F. Firestone
-----------------------------------
       David F. Firestone